UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2013

Commission File Number: 1-11437

LOCKHEED MARTIN CORPORATION

OPERATIONS SUPPORT SAVINGS PLAN

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

LOCKHEED MARTIN CORPORATION

6801 Rockledge Drive

Bethesda, MD 20817

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Lockheed Martin Corporation

Operations Support Savings Plan

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Plan Administrator

Lockheed Martin Corporation

Operations Support Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Operations Support Savings Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lockheed Martin Corporation Operations Support Savings Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

Washington, D.C.

June 24, 2014

Lockheed Martin Corporation

Operations Support Savings Plan

Statements of Net Assets Available for Benefits

(in thousands)

	December 31,
	2013	2012
Assets
Investments:
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust	$368,226	$335,505
Receivables:
Participant contributions	182	186
Employer contributions	32	31
Notes receivable from participants	7,700	8,720

Total assets	376,140	344,442

Liabilities
Administrative expenses payable	30	37

Net assets reflecting investments at fair value	376,110	344,405
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(203)	(1,351)

Total net assets available for benefits	$375,907	$343,054

The accompanying notes are an integral part of these financial statements.

Lockheed Martin Corporation

Operations Support Savings Plan

Statement of Changes in Net Assets Available for Benefits

(in thousands)

Year Ended December 31, 2013

Net assets available for benefits at beginning of year	$343,054

Additions to net assets:
Contributions:
Participant	10,950
Employer	2,044

Total contributions	12,994
Interest in net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust	73,653
Interest income on notes receivable from participants	356

Total additions	87,003

Deductions from net assets:
Distributions and withdrawals	38,956
Administrative expenses	395

Total deductions	39,351

Change in net assets	47,652

Transfers to other plan	(14,799)

Net assets available for benefits at end of year	$375,907

The accompanying notes are an integral part of these financial statements.

Lockheed Martin Corporation

Operations Support Savings Plan

Notes to Financial Statements

1.	Description of the Plan

The following description of the Lockheed Martin Corporation Operations Support Savings Plan (the Plan) provides only general information about the Plan’s provisions. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees and eligible part-time employees of certain business units of Lockheed Martin Corporation (Lockheed Martin or the Corporation). Employees in participating business units who are scheduled to work 20 hours or more per week are immediately eligible to participate in the Plan. Employees scheduled to work less than 20 hours per week become eligible to participate on the date they complete a year of service, as defined in the Plan, or the date the contract or subsidiary with respect to which they are employed becomes covered by the Plan.

Effective January 1, 2010, most salaried employees in the Corporation’s Information Systems & Global Solutions business segment stopped participating in the Plan and began participating in the Lockheed Martin Corporation Salaried Savings Plan (SSP). In 2011, most of these employees had their account balances in the Plan transferred to the SSP. Account balances of these employees with outstanding loans in the Plan were not transferred; however, these account balances are subject to transfer to the SSP when the loans are repaid. During 2013, assets of the Plan in amount of $14,799,000 were transferred to the SSP.

The Plan includes an Employee Stock Ownership Plan (ESOP) feature. Cash dividends paid on Lockheed Martin common stock in both the Employee Stock Ownership Plan Fund (ESOP Fund) and the Lockheed Martin Stock Fund are automatically reinvested in those funds, unless the participant elects to receive the dividend directly as taxable income.

The assets of the Plan, excluding receivables, are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin and State Street Bank and Trust Company (the Trustee). The recordkeeper is ING. Lockheed Martin is the Plan Sponsor and the Plan Administrator.

Contributions

The Plan allows participants to make contributions on a before-tax, after-tax, or Roth 401(k) basis. Each year, participants can make contributions of up to 25% of the employee’s eligible compensation, subject to regulatory limitations. If automatically enrolled, a participant’s contribution is set at 3% of their eligible compensation in before-tax contributions. The Plan has an auto-escalation feature whereby contributions for those automatically enrolled are increased 1% each year, up to 6% unless changed by the participant. The Plan permits catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The Corporation may provide a contribution of up to 6% of participant’s base salary, depending on the participant’s business unit and/or the contract on which the participant works. Additionally, the Corporation may make a discretionary contribution on behalf of each participant in an amount determined based upon the profitability of the particular contract on which the participant works. The amount of this contribution is determined annually by the Corporation. Participants are immediately vested in all employer contributions.

Participant and employer contributions may be invested in one or more of the available investment funds at the participant’s election. Participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their account balance to the Stable Value Fund during the fourth quarter of each year. Amounts that are transferred out of the Stable Value Fund must remain invested in a Core or Target Date Fund for at least 90 days before they are eligible to be transferred into the Government Short Term Fund, the Treasury Inflation-Protected Securities (TIPS) Fund, or the Self-Managed Account (SMA). Participants may make an unlimited number of transfers out of the Lockheed Martin Stock Fund or the ESOP Fund.

An option available to participants is the SMA, whereby a participant may elect to invest up to 75% of the participant’s transferable account balance in stocks, mutual funds, bonds, or other investments offered by the Plan at the participant’s direction. A participant’s initial transfer to the SMA must be at least $3,000, and subsequent transfers must be at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA.

Lockheed Martin Corporation

Operations Support Savings Plan

Notes to Financial Statements (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s matching and discretionary contributions, and the respective investment earnings or losses, less expenses, of the individual funds in which the account is invested.

Notes Receivable from Participants

Each participant may borrow from their total account balance a minimum of $500 and up to a maximum amount equal to the lesser of 50% of their account balance or $50,000 (minus their highest outstanding loan balance from the past 12 months, if any). The loans are secured by the balance in the participant’s account and bear interest of 1% over a published prime rate. Principal and interest are paid ratably through weekly payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive his or her account balance through a number of payout options. A participant is entitled to the account balance at the time his or her employment with the Corporation ends.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the terms of collective bargaining agreements. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

The Plan, through the Master Trust, invests in a Stable Value Fund which holds fully benefit-responsive investment contracts (see Note 4). The Plan is required to report fully benefit-responsive investment contracts at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the fully benefit-responsive investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Investment Valuation and Income Recognition

Investments in the Master Trust are reported at fair value. Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Lockheed Martin Corporation

Operations Support Savings Plan

Notes to Financial Statements (continued)

Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Gains and losses on investments bought and sold as well as held during the year are included in interest in net investment gain from the Master Trust on the Statement of Changes in Net Assets Available for Benefits. Interest income on notes receivable from participants is recorded on the accrual basis.

Administrative Expenses

Direct administrative expenses are paid by the Master Trust and generally allocated to the Plan proportionally based on the Plan’s interest in the Master Trust’s net assets or directly if specifically related to the Plan. Other indirect administrative expenses are paid by the Corporation.

3.	Reconciliation of Financial Statements to Form 5500

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, net assets available for plan benefits as of December 31, 2013 on the financial statements is $203,000 less than the amount reported on the Form 5500 due to the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

Interest in net investment gain of Master Trust reported in the financial statements is $194,000 less than the amount reported on Form 5500 for the year ended December 31, 2013. Administrative expenses reported in the financial statements are $365,000 greater than the amounts reported on Form 5500 and interest income on notes receivable from participants reported in the financial statements is $356,000 greater than the amounts reported on Form 5500 for the year ended December 31, 2013. These differences arose from the classification of certain administrative expenses and interest income on notes receivable from participants, which are included in the net investment gain in the Master Trust for Form 5500 reporting purposes. Interest in the net investment gain in the Master Trust reported in the financial statements also differed from the related amount per the Form 5500 as a result of the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

4.	Master Trust

General

The Plan’s interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the participating plans included therein proportionally based on each plan’s interest in the Master Trust’s net assets. The Plan’s interest in the Master Trust’s net assets as of December 31, 2013 and 2012 was 1.26% and 1.39%, respectively.

The Plan, through the Master Trust, invests in a Stable Value Fund which holds synthetic guaranteed investment contracts (synthetic GICs) and managed separate accounts. A synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution paired with an underlying investment or investments, usually a portfolio of high quality fixed income securities. These investment contracts provide that realized and unrealized gains and losses on the underlying investments are amortized over the duration of the underlying investments through adjustments to the future interest-crediting rates. The primary factors affecting the future interest-crediting rates of the wrap contracts include the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into or out of the wrap contracts, the investment returns generated by the investments that back the wrap contracts, and the duration of the underlying investments covered by the wrap contracts. The future interest-crediting rates may not be less than 0% and are adjusted monthly or quarterly based on the yield to maturity of the underlying investments, a market value to contract value ratio of the underlying investments, and the durations of the underlying investments. The contracts guarantee that all qualified participant withdrawals will occur at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and contract administrative expenses.

In certain circumstances the amount withdrawn from the contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a withdrawal from a wrap contract in order to switch to a different investment provider, or adoption of a successor plan that does not meet the wrap contract issuer’s underwriting criteria for issuance of a duplicate wrap contract. The Plan Administrator does not believe that the occurrence of any of these events is probable. Also, the following events would permit the contract issuers to terminate the contracts prior to their scheduled maturity date: the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the contract issuer could terminate the contract at the market value of the underlying investments.

Lockheed Martin Corporation

Operations Support Savings Plan

Notes to Financial Statements (continued)

The average yield of the synthetic GICs based on actual earnings was approximately 1.49% and 1.01% for the years ended December 31, 2013 and 2012, respectively. The average yield of the synthetic GICs based on interest rate credited to participants was approximately 1.45% and 2.04% for the years ended December 31, 2013 and 2012, respectively.

The Master Trust invests in a Short-Term Investment Fund or Government Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, that is used as a temporary investment to hold contributions from the day the cash is transferred from the Corporation to the Trustee until the day the cash is invested in a particular fund. The related earnings from the Short-Term Investment Fund or Government Short-Term Investment Fund are used to pay certain expenses related to participant accounts.

In order to provide appropriate liquidity to meet ongoing daily cash outflow requirements for the Lockheed Martin stock funds and the other investment funds that are investment alternatives for the Plan that are beneficiaries of the Master Trust, the Master Trust may be able to receive advances from the Stable Value Fund or the Corporation. The Stable Value Fund may make an advance only after considering its own liquidity needs. Any investment fund that receives an advance will compensate the Stable Value Fund for income lost due to any such advance by paying interest on such advance calculated on a compounded daily basis based on an annual rate equal to the interest crediting rate to the Short Term Investment Fund or the Government Short-Term Investment Fund portion of the Stable Value Fund, as appropriate. The Lockheed Martin stock funds may borrow, without interest, up to $200,000,000 from the Corporation, as evidenced by a promissory note, which requires repayment within three business days after the advance. As of December 31, 2013 and 2012, there were no such advances payable to the Corporation. Occasionally, the Master Trust invests in derivative financial instruments for liquidity or asset allocation purposes. At December 31, 2013 and 2012, there were no material investments in derivatives.

Fair Value of Assets

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and requires disclosures regarding fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.

The fair value hierarchy established in the standard prioritizes the inputs used in valuation techniques into three levels as follows:

•	Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities;

•

Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and

•	Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and require us to develop relevant assumptions.

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2013 and their appreciation (depreciation) for the year ended December 31, 2013 (in thousands):

	Level 1	Level 2	Level 3	Total	Appreciation (Depreciation)
Cash and cash equivalents	$740,972	$—	$—	$740,972	$(31)
Equity:
U.S. equity securities	2,451,804	—	—	2,451,804	606,780
U.S. equity securities - Lockheed Martin	6,648,103	—	—	6,648,103	2,568,947
International equity securities	566,954	—	—	566,954	61,580
Commingled equity funds	1,738,218	10,287,343	—	12,025,561	2,408,388
Fixed income:
Corporate debt securities	—	99,553	—	99,553	(5,670)
U.S. Government securities	—	1,002,045	—	1,002,045	(63,188)
Other fixed income securities	74,758	5,762,505	—	5,837,263	(58,225)
Alternative investments:
Wrap contract	—	—	956	956	(323)

Total Investment Assets at Fair Value	$12,220,809	$17,151,446	$956	$29,373,211	$5,518,258

Payables, net				(37,837)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				(16,201)

Total net assets				$29,319,173

Lockheed Martin Corporation

Operations Support Savings Plan

Notes to Financial Statements (continued)

Interest and dividend income earned by the Master Trust for the year ended December 31, 2013 was $422,532,000.

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2012 (in thousands):

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$801,678	$—	$—	$801,678
Equity:
U.S. equity securities	2,318,655	—	—	2,318,655
U.S. equity securities - Lockheed Martin	4,491,512	—	—	4,491,512
International equity securities	479,775	—	—	479,775
Commingled equity funds	2,537,140	8,632,264	—	11,169,404
Fixed income:
Corporate debt securities	—	95,215	—	95,215
U.S. Government securities	—	1,701,640	—	1,701,640
Other fixed income securities	6,763	3,156,228	—	3,162,991
Alternative investments:
Wrap contract	—	—	1,279	1,279

Total Investment Assets at Fair Value	$10,635,523	$13,585,347	$1,279	$24,222,149

Payables, net				(33,312)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				(97,353)

Total net assets				$24,091,484

The fair value of the wrap contract of $956,000 and $1,279,000 at December 31, 2013 and 2012, respectively, are considered Level 3 investments due to certain unobservable inputs as described below. The change in the fair value during 2013 was primarily due to unrealized losses.

The Master Trust recognizes transfers between levels of the fair value hierarchy as of the date of the change in circumstances that causes the transfer. During 2013, there were no transfers between Levels 1, 2, and 3.

Valuation Techniques

Cash equivalents are mostly comprised of short-term money-market instruments and are valued at cost, which approximates fair value.

U.S. equity securities and international equity securities are traded on active national and international exchanges and are valued at their closing prices on the last trading day of the year.

Commingled equity funds are investment vehicles valued using the Net Asset Value (NAV) provided by the fund managers. The NAV is the total value of the fund divided by the number of shares outstanding. Commingled equity funds are categorized as Level 1 if traded at their NAV on a nationally recognized securities exchange or categorized as Level 2 if the NAV is corroborated by observable market data (e.g., purchases or sales activity). These funds may be redeemed on a daily or monthly basis, depending upon notification requirements, liquidity, and other matters.

Other fixed income securities categorized as Level 1 are traded on active national and international exchanges and are valued at their closing prices on the last trading day of the year. Corporate debt securities, U.S. Government securities, and other fixed income securities categorized as Level 2 are valued by the Trustee using pricing models that use verifiable observable market data (e.g., interest rates and yield curves observable at commonly quoted intervals), bids provided by brokers or dealers, or quoted prices of securities with similar characteristics.

Other fixed income securities in the Master Trust categorized as Level 2 also include the Stable Value Fund. Securities within the Stable Value Fund for which market quotations are readily available are valued in accordance with such market quotations. If market quotations are not available with respect to any such security, the fair value of the security is determined in good faith by the issuer of the Stable Value Fund.

Lockheed Martin Corporation

Operations Support Savings Plan

Notes to Financial Statements (continued)

Individual assets of the synthetic GICs categorized as Level 2 are valued at representative quoted market prices. The fair value of the wrap contracts associated with the synthetic GICs is determined by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5.	Parties-in-Interest Transactions

The Plan makes certain investments through the Master Trust, which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. Also, the Master Trust owes the Corporation $1,000,000 and $1,200,000 as of December 31, 2013 and 2012, respectively, for certain expenses incurred by the Corporation in providing services to the Plan.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

The Master Trust held 44,675,225 and 48,627,663 shares of the Corporation’s common stock as of December 31, 2013 and 2012, respectively. Dividends earned by the Master Trust on the Corporation’s common stock were $220,238,000 for the year ended December 31, 2013.

The Master Trust invests in certain investments that are sponsored by State Street, the Trustee. These investments include the following: Government Short Term Fund, S&P 500 Indexed Equity Fund, Small Mid-Cap Indexed Equity Fund, and MSCI EAFE Indexed Equity Fund.

6.	Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Corporation by letter dated October 23, 2013, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. The Plan has been amended since issuance of the determination letter. However, the Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan to determine whether the Plan has taken any uncertain positions that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, but no tax audits are in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

Lockheed Martin Corporation

Operations Support Savings Plan

Employer Identification Number 52-1893632, Plan Number 033

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(in thousands)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

*	Notes receivable from participants	Interest rates ranging from 4.25% to 10.0%; varying maturities	$—	$7,700

*	Party-in-interest for which a statutory exemption exists.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Operations Support Savings Plan, by Lockheed Martin Corporation as Plan Administrator

Date:	June 24, 2014	by:	/s/ Robin L. LaChapelle
Robin L. LaChapelle, Vice President, Total Rewards and Performance Management

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm